VEDDER PRICE

VEDDER, PRICE, KAUFMAN & KAMMHOLZ, P.C.
222 NORTH LASALLE STREET
[redacted]

07022701

CORE Y L. ZARSE
312-609-7785
czarse@vedderprice.com

/ASHINGTON, DC • ROSELAND, NJ

April 16, 2007

VIA FEDEX

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street N.E.
Washington, D.C. 20549

SUPPL

SEC MAIL PROCESSING
RECEIVED
APR 17 2007
WASH, D.C. 185 SECTION

Re: **File No. 82-34758**
Henderson Group plc (f/k/a HHG plc) Exemption
Pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended

Ladies and Gentlemen:

This letter is being furnished to the Securities and Exchange Commission (the "Commission") on behalf of Henderson Group plc (f/k/a HHG plc), a company incorporated under the laws of England and Wales ("Henderson"), pursuant to Rule 12g3-2(b)(1)(iii) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"). As required under the rule, the documents listed on the attached Schedule A includes information that Henderson has made or is required to be made public, distributed to security holders or filed with the UK Listing Authority, the UK Registrar of Companies, the Australian Stock Exchange or the Australian Securities Investment Commission. In accordance with paragraphs (b)(4) and (b)(5) of Rule 12g3-2, this letter and the documents furnished herewith are being furnished with the understanding that such letter and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such documents shall constitute an admission, for any purpose, that Henderson is subject to the Exchange Act.

Please feel free to contact me at your earliest convenience if you have any questions or need any additional information. In addition, please date stamp the enclosed copy of this cover letter and return it in the enclosed self-addressed, stamped envelope.

Very truly yours,

Corey L. Zarse

PROCESSED
APR 23 2007
THOMSON FINANCIAL

dlw 4/19

CLZ/kc
Enclosures
cc: Ms. Kristin Rice
Mark L. Winget, Esq.

CHICAGO/#1385554.20

SCHEDULE A

DOCUMENTS MADE OR REQUIRED TO BE MADE PUBLIC, DISTRIBUTED TO SECURITY HOLDERS OR FILED WITH THE UK LISTING AUTHORITY, THE UK REGISTRAR OF COMPANIES, THE AUSTRALIAN STOCK EXCHANGE OR THE AUSTRALIAN SECURITIES INVESTMENT COMMISSION BY HENDERSON GROUP PLC

- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated March 2, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated March 5, 2007
- Henderson Group plc – Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons dated March 8, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified March 9, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified March 13, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified March 16, 2007
- Henderson Group plc – Notification of Major Interests in Shares issuer notified March 27, 2007
- Henderson Group plc – Annual Report and Accounts dated March 30, 2007
- Henderson Group plc – 2007 AGM: Notice of Meeting dated March 30, 2007
- Henderson Group plc – Record and Payment Dates dated April 2, 2007
- Henderson Group plc – Update of Number of Securities Quoted on ASX, Voting Rights and Capital dated April 2, 2007
- Henderson Group plc – Change of Director's Interest Notice
- Henderson Group plc – Change of Director's Interest Notice

File No. 82-34758

Henderson Group plc

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

2 March 2007

On 2 March 2007, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 1,000,000 Henderson Group plc CHESS Depositary Interests (CDIs) made on 2 March 2007 on behalf of the Henderson Group plc LTIP at the price of A$ 3.4671. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 10,345,370 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 2 March 2007, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates - 5,363,011 – ordinary 10 pence shares
Toby Hiscock - 1,844,224 – ordinary 10 pence shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an *issuer* to make a *RIS* notification required by *DR* 3.1.4R(1).

(1) An *issuer* making a notification in respect of a transaction relating to the *shares* or debentures of the *issuer* should complete boxes 1 to 16, 23 and 24.
(2) An *issuer* making a notification in respect of a derivative relating the *shares* of the *issuer* should complete boxes 1 to 4, 6, 8,13, 14, 16, 23 and 24.
(3) An *issuer* making a notification in respect of options granted to a *director/person discharging managerial responsibilities* should complete boxes 1 to 3 and 17 to 24.
(4) An *issuer* making a notification in respect of a *financial instrument* relating to the *shares* of the *issuer* (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the *issuer*

HENDERSON GROUP PLC

2.State whether the notification relates to (i) a transaction notified in accordance with *DR* 3.1.4R(1)(a); or

(ii) *DR* 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or

(iii) both (i) and (ii)

(ii) DIRECTOR

3. Name of *person discharging managerial responsibilities/director*

GERALD PAUL AHERNE

4. State whether notification relates to a *person* connected with a *person discharging managerial responsibilities/director* named in 3 and identify the *connected person*

AS 2 ABOVE

5. Indicate whether the notification is in respect of a holding of the *person* referred to in 3 or 4 above or in respect of a non-beneficial interest

BENEFICIAL

6. Description of *shares* (including *class*), debentures or derivatives or financial instruments relating to *shares*

ORDINARY SHARES OF TEN PENCE EACH

7. Name of registered shareholders(s) and, if more than one, the number of *shares* held by each of them

ODL SECURITIES – NOMINEE ACCOUNT

8 State the nature of the transaction

SALE OF SHARES

9. Number of *shares*, debentures or financial instruments relating to *shares* acquired

-

10. Percentage of issued *class* acquired (*treasury shares* of that *class* should not be taken into account when calculating percentage)

-

11. Number of *shares*, debentures or financial instruments relating to *shares* disposed

18,720 ORDINARY SHARES

12. Percentage of issued *class* disposed (*treasury shares* of that *class* should not be taken into account when calculating percentage)

INSIGNIFICANT

13. Price per *share* or value of transaction

136.75 PENCE

14. Date and place of transaction

1 MARCH 2007

15. Total holding following notification and total percentage holding following notification (any *treasury shares* should not be taken into account when calculating percentage)

NIL

16. Date issuer informed of transaction

5 MARCH 2007

If a *person discharging managerial responsibilities* has been granted options by the *issuer* complete the following boxes

17 Date of grant

………………………………

18. Period during which or date on which it can be exercised

………………………………

19. Total amount paid (if any) for grant of the option

………………………………

20. Description of *shares* or debentures involved (*class* and number)

………………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

………………………………

22. Total number of *shares* or debentures over which options held following notification

………………………………

23. Any additional information

………………………………

24. Name of contact and telephone number for queries

MRS W J KING – 020 7818 4233

Name and signature of duly authorised officer of *issuer* responsible for making notification

MRS W J KING, DEPUTY COMPANY SECRETARY

Date of notification

5 MARCH 2007

END

Henderson Group plc

Notification of transactions of directors, persons discharging managerial responsibility or connected persons

Notification of Henderson Group plc, the Issuer

8 March 2007

On 7 March 2007, the Trustees of the Henderson Group Long Term Incentive Plan ("LTIP") notified the Company of the purchase of 1,000,000 Henderson Group plc CHESS Depositary Interests (CDIs) made on 7 March 2007 on behalf of the Henderson Group plc LTIP at the price of A$ 3.4671. These will be converted into the same number of Henderson Group plc ordinary 10 pence shares.

Following acquisition of these Shares, the Trustees have a total holding of 11,345,370 Henderson Group plc ordinary shares. As Directors participating in the LTIP, Mr Roger Yates and Mr Toby Hiscock are deemed for the purposes of section 324 of the UK Companies Act 1985 to have a beneficial interest in the shares held by the Trustee.

As at 8 March 2007, the contingent entitlement of each of Mr Yates and Mr Hiscock under the rules of the LTIP is as follows:

Roger Yates – 6,433,011 – ordinary 10 pence shares
Toby Hiscock – 2,219,224 – ordinary 10 pence shares

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

For further information:

www.henderson.com or

Wendy King
Deputy Company Secretary
+44 20 7818 4233
wendy.king@henderson.com

Mav Wynn
Henderson Group plc
Head of Investor Relations
+44 (0)20 7818 5135
mav.wynn@henderson.com

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Initial Notification of shareholding under Transparency Directive	X
3. Full name of person(s) subject to the notification obligation[iii]:	Barclays PLC
4. Full name of shareholder(s) (if different from 3.)[iv]:	
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	9 March 2007
6. Date on which issuer notified:	15 March 2007
7. Threshold(s) that is/are crossed or reached:	5% to 4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary Shares of 10 pence each	51,600,789	51,600,789	40,627,301		40,627,301		4.52%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
40,627,301	4.52%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
Barclays Global Investors Australia Ltd – 40,627,301

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	
13. Additional information:	
14. Contact name:	Geoff Smith
15. Contact telephone number:	020 7116 2913

---

i This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

ii Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

iii This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

iv Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

v The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

vi Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

vii If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

Financial Services Authority

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group PLC
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):______	
3. Full name of person(s) subject to the notification obligation[iii]:	IOOF Holdings Limited
4. Full name of shareholder(s) (if different from 3.)[iv]:	IOOF Holdings Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	Between 23 February 2007 – 12 March 2007
6. Date on which issuer notified:	13 March 2007
7. Threshold(s) that is/are crossed or reached:	Thresholds cossed: 7.0% and 6.0%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction [vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect,
Ordinary shares	63,336,492	63,336,492	53,459,389	53,459,389		5.942%	

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
53,549,389	5.942%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
• **Perennial Value Management Limited:** Voting Rights: 53,445,159; Percentage held: 5.941% • **IOOF Investment Management Limited** • **IOOF Associate Holders**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 29, 303 Collins Street Melbourne, Victoria 3000 AUSTRALIA
14. Contact name:	Amanda Powling

15. Contact telephone number:	61-3-8614 4400

Notes

---

[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

Financial Services Authority

FSA®

TR-1[i]: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached[ii]:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify): Transitional Notification	X
3. Full name of person(s) subject to the notification obligation[iii]:	AMP Limited, AMP Life Limited and AMP Capital Investors Limited
4. Full name of shareholder(s) (if different from 3.)[iv]:	Stichting Pensionfonds Hoogovens, Stichting Pensionfonds ABP, Queensland Local Government Superannuation Board, Public Sector Super Scheme, State Authority Superannuation Enhanced Index Share Fund, Government Employees Superannuation Board, Commonwealth Bank Officers Superannuation Corporation Pty Limited as trustee for the Officers' Superannuation Fund and Telstra Super Pty Limited

5. Date of the transaction (and date on which the threshold is crossed or reached if different)[v]:	N/A: transitional notification
6. Date on which issuer notified:	16 March 2007
7. Threshold(s) that is/are crossed or reached:	4%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction [vi]		Resulting situation after the triggering transaction[vii]				
	Number of Shares	Number of Voting Rights [viii]	Number of shares	Number of voting rights [ix]		% of voting rights	
			Direct	Direct [x]	Indirect [xi]	Direct	Indirect
Ordinary shares (via CHESS Depositary Interests)	44,463,729	44,463,729	44,463,729	26,428,141	18,035,588	2.94%	2.00%

B: Financial Instruments

Resulting situation after the triggering transaction [xii]				
Type of financial instrument	Expiration date [xiii]	Exercise/ Conversion Period/ Date [xiv]	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
44,463,729	4.94%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable [xv]:
AMP Life Limited is an indirect wholly owned subsidiary of AMP Limited. AMP Capital Investors Limited is an indirect wholly owned subsidiary of AMP Limited.

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 24, AMP Sydney Cove Building 33 Alfred Street Sydney New South Wales 2000 Fax: +61 2 9257 7178
14. Contact name:	David Cullen, Senior Legal Counsel, AMP Capital Investors Limited
15. Contact telephone number:	+61 2 9257 1514

Notes

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[i] This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

[ii] Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

[iii] This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

[iv] Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder or holder of financial instruments who is the counterparty to the natural person or legal entity referred to in DTR5.2.

[v] The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

These dates will usually be the same unless the transaction is subject to a condition beyond the control of the parties.

[vi] Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

[vii] If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

viii Direct and indirect

ix In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

x Voting rights attached to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

xi Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

xii If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

xiii date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

xiv If the financial instrument has such a period-please specify the period- for example once every three months starting from the [date]

xv The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 3% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

xvi This annex is only to be filed with the competent authority.

xvii Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3.

File No. 82-34758

Financial Services Authority

FSA

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:	Henderson Group plc
2. Reason for the notification (please tick the appropriate box or boxes)	
An acquisition or disposal of voting rights	X
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):________________________	
3. Full name of person(s) subject to the notification obligation:	IOOF Holdings Limited
4. Full name of shareholder(s) (if different from 3.):	IOOF Holdings Limited
5. Date of the transaction (and date on which the threshold is crossed or reached if different):	Between 12 March 2007 – 26 March 2007
6. Date on which issuer notified:	27 March 2007
7. Threshold(s) that is/are crossed or reached:	Thresholds cossed: 5.0%
8. Notified details:	

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction		Resulting situation after the triggering transaction				
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights	
			Direct	Direct	Indirect	Direct	Indirect,
Ordinary shares	53,459,389	53,459,389	43,825,945	43,825,945		4.871%	

B: Financial Instruments

Resulting situation after the triggering transaction				
Type of financial instrument	Expiration date	Exercise/ Conversion Period/ Date	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

Total (A+B)

Number of voting rights	% of voting rights
43,825,945	4.871%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable:
• **Perennial Value Management Limited:** Voting Rights: 43,811,715 ; Percentage held: 4.870% • **IOOF Investment Management Limited** • **IOOF Associate Holders**

Proxy Voting:	
10. Name of the proxy holder:	
11. Number of voting rights proxy holder will cease to hold:	
12. Date on which proxy holder will cease to hold voting rights:	

13. Additional information:	Level 29, 303 Collins Street Melbourne, Victoria 3000 AUSTRALIA
14. Contact name:	Amanda Powling
15. Contact telephone number:	61-3-8614 4400

Henderson Group plc

Annual Report and Accounts

30 March 2007

Henderson Group's Full Annual Financial Report and Accounts and Summarised Annual Report for the year ended 31 December 2006 are available on the Henderson Group website. Alternatively, click on the links below.

http://www.hendersongroupplc.com/6384

http://www.hendersongroupplc.com/6386

Further information

www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia – Cannings
Gloria Barton +61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Henderson Group plc

2007 AGM: Notice of Meeting

30 March 2007

Henderson Group's Notice of Meeting and an example of the Proxy Form is attached.

Further information

www.henderson.com or

Investor enquiries
Mav Wynn
Henderson Group Head of Investor Relations +44 20 7818 5135
investor.relations@henderson.com

Media enquiries
United Kingdom – Finsbury
Andrew Mitchell +44 20 7251 3801
Australia – Cannings
Gloria Barton +61 2 9252 0622

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Henderson Group plc

AGM Notice of Meeting

30 March 2007

---

1. AGM 2007 Notice of Meeting
2. Proxy form

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534 ABN 30 106 988 836

Henderson Group plc

AGM 2007

4 Broadgate, London EC2M 2DA, England
Company Registration Number: 2072534
ABN 30 106 988 836

AGM details
Thursday, 3 May 2007

London, United Kingdom
Starts 9.00am (London time)
4 Broadgate,
EC2M 2DA

Sydney, Australia
Starts 6.00pm (Sydney time)
Wesley Conference Centre
220 Pitt Street

This booklet contains:

- Information about who may vote at the meeting, and how they may vote, (pages 3 and 4)
- The formal Notice of Annual General Meeting containing the resolutions proposed to be put at the meeting (pages 5 and 6)
- Explanatory Notes which set out an explanation of the business to be conducted at the meeting (pages 7 to 10)
- Maps of the meeting locations (page 11)

Need help?
If you have any questions, you can phone the Shareholder Information Line on:

United Kingdom
0800 073 3916

Australia
1300 137 981

New Zealand
0800 888 017

LETTER FROM THE CHAIRMAN

Dear Shareholder
I am pleased to invite you to the 2007 Annual General Meeting (AGM) of Henderson Group plc.

On 3 May 2007, Henderson Group's AGM will take place in London and, to enable participation by shareholders in Australia, will be simultaneously broadcast to a venue in Sydney.

For maps of the meeting locations, see page 11 of this booklet.

If you are unable to attend the meeting, you can listen to the AGM via our website **www.henderson.com**

Shareholders are asked to vote on 13 resolutions
To help you understand the items of business and the resolutions on which shareholders are being asked to vote, a summary is provided below. You should, in addition, read all the accompanying notes before voting. Unless otherwise specified, the term "shareholder" includes holders of CHESS Depositary Interests (CDIs) quoted on the Australian Securities Exchange (ASX).

1 – Receive the 2006 Directors' Report and Accounts
In this pack, or issued to your email address, you will have received an annual report for the year ended 31 December 2006. During the AGM, we will discuss the Company's financial performance and you will have an opportunity to ask questions or comment on the Directors' Report, the accounts and the business, operations and management.

2 – Report on Directors' Remuneration
Shareholders have the opportunity to cast an advisory vote on the Report on Directors' Remuneration for the year ended 31 December 2006. The report is set out in full from page 23 of both the Summarised Annual Report and the Full Annual Financial Report and Accounts.

3 – Final Dividend
The Directors have recommended a final dividend of 2.27 pence per share for the year ended 31 December 2006. The Company's articles of association require that a final dividend is approved by shareholders before it is paid.

4 and 5 – Reappointment of Existing Directors
Shareholders will be asked to vote on the reappointment of Directors. Two Directors will be retiring in accordance with the Company's articles of association and presenting themselves for reappointment.

6 and 7 – Reappointment and Remuneration of the Auditors
Shareholders will be asked to vote on the reappointment of Ernst & Young LLP as Auditors to the Company and to authorise the Directors to determine the remuneration of the Auditors.

8 – Authority to make "political donations"
It is not Henderson Group's policy for it or its subsidiaries to make political donations within the normal meaning of that expression and we do not propose or intend to alter our policy. However, given the breadth of the definition of political donations or expenditure in the Political Parties, Elections and Referendums Act 2000 (the 2000 Act), we believe that the authority contained in this resolution is necessary to ensure that we do not, because of any present uncertainty as to the bodies or the activities covered by the 2000 Act, unintentionally commit a technical breach of the 2000 Act. Any expenditure which may be incurred under authority of this resolution will be disclosed in next year's annual financial report.

9 and 10 – Authority to allot shares and limited disapplication of pre-emption rights
Shareholders will be asked to give the Directors authority to allot shares and to disapply, to a limited extent, pre-emption rights (which require a company to first offer all allotments of equity securities for cash proportionately to existing shareholders).

Equivalent authorities are currently in place and would not otherwise expire until December 2008. However, the Directors have decided to seek renewal of these authorities on an annual basis in line with current best practice.

11 and 12 – Authority to purchase own shares and enter into a Contingent Purchase Contract
Under Resolution 11, shareholders will be asked to grant authority to the Company to purchase its own shares up to a maximum of just under 10% of its issued share capital, when taken together with shares purchased under Resolution 12.

The authority to purchase own shares proposed under Resolution 11 cannot be used to purchase CDIs, as CDIs are interests in shares, rather than shares themselves.

Shareholders will therefore be asked to grant authority to the Company to enter into a Contingent Purchase Contract to purchase shares which have been converted from CDIs, up to a maximum of just under 10% of its issued share capital, when taken together with shares purchased under Resolution 11.

13 – Electronic communications
Shareholders will be asked to grant authority to the Company to allow it to take advantage of new electronic communications rules recently introduced by the UK Companies Act 2006. This is expected to reduce the costs associated with printing and distributing the annual financial report and other shareholder documents.

If authority is granted, the Company will be able to use electronic communications with shareholders as the default position by placing documents such as the annual financial report and accounts on its website rather than sending a hard copy to all shareholders. The Company will notify all shareholders, by post or by email, when a document is available on the website. However, each shareholder may elect to continue to receive documents in hard copy.

Voting procedures
If you would like to vote, you may do so either:

- **By attending and voting at the meeting** on Thursday, 3 May 2007. If you are a CDI holder and wish to attend the meeting, please read the voting instructions on page 4; or
- **By appointing someone as your proxy to attend and vote for you at the meeting**. To appoint someone, use either the enclosed Proxy Form/CDI Voting Instruction Form or go to the Henderson Group website at **www.henderson.com** to appoint someone online. Instructions about how to fill out the form are set out on the back of the Proxy Form/CDI Voting Instruction Form.

There are different voting procedures depending on whether you hold your shares on the London Stock Exchange (LSE) or if you have CDIs quoted on the ASX. Please read the voting instructions on pages 3 and 4 carefully to ensure you are aware of the arrangements appropriate for you.

Your Proxy Form or CDI Voting Instruction Form (either online or paper) needs to be lodged so that it reaches Henderson Group's share registry by the time and date specified on your form.

The Directors consider all of the proposed resolutions to be in the best interests of the Company and shareholders as a whole and recommend that you vote **FOR** all the resolutions at the AGM.

Yours sincerely

Rupert Pennant-Rea

Rupert Pennant-Rea
Chairman
23 March 2007

VOTING INFORMATION FOR SHAREHOLDERS OTHER THAN CDI HOLDERS

Who may vote at the meeting?
Only those members entered in the register of members of Henderson Group plc at 9.00am (London time) on 1 May 2007 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting.

How may you vote at the meeting?
You may attend the meeting in person or appoint either one or more people as proxies (who need not be a member of Henderson Group plc) to attend and vote on your behalf. If you wish to appoint more than one proxy, please copy the enclosed Proxy Form.

Who can be a proxy?
You may appoint anyone as your proxy, including the Chairman of the meeting. A proxy need not be a shareholder of Henderson Group plc.

What happens if you appoint more than one proxy?
If you appoint more than one proxy, then on each Proxy Form you must specify the number of shares for which each proxy is appointed.

Where do you send your Proxy Form?
You may send your completed Proxy Form:

- **by mail** to the Henderson Group Share Registry, using the enclosed reply-paid envelope or by posting it to: Henderson Group Share Registry, The Pavilions, Bridgwater Road, Bristol BS13 8FB, England;
- **electronically** by accessing the Henderson Group Share Registry via the Henderson Group website at **www.henderson.com.** To use this facility, you will need your unique PIN and your Shareholder Reference Number. These numbers are shown on your Proxy Form. You will be taken to have signed the Proxy Form if you lodge it in accordance with the instructions on the website; or
- **by CREST message**. If you are a CREST system user (including a CREST personal member) you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST.

What is the due date for appointing your proxy?
To appoint a proxy, you will need to make sure that the Henderson Group Share Registry receives your completed Proxy Form (and any necessary supporting documents) by 9.00am (London time) on 1 May 2007. If your Proxy Form (and any supporting documents) is not received by then, your proxy appointment will not be effective.

What if a proxy is appointed under a power of attorney or other authority?
If the Proxy Form is signed under a power of attorney or other authority on behalf of a shareholder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Henderson Group's share registry so as to arrive no later than 9.00am (London time) on 1 May 2007 unless it has previously been lodged with Henderson Group's share registrars.

A Proxy Form cannot be submitted through Henderson Group's website if it is completed under a power of attorney or similar authority.

How does a shareholder that is a company execute the Proxy Form?
If the shareholder executing the Proxy Form is a company, then it must execute the Proxy Form in one of the following ways:

- by having two directors or a director and a secretary of the company sign the Proxy Form;
- if the company has one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- by having a duly authorised officer or attorney sign the Proxy Form (in which case the shareholder must send with the Proxy Form the original, or a certified copy, of the document authorising the attorney or representative); or
- if the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?
A proxy may decide whether or not to vote on any motion.

How is a proxy to vote?
If the shareholder appointing the proxy:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the shareholder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item.

Your proxy will also have discretion to vote as he or she thinks fit on any other business which may properly come before the meeting including amendments to resolutions, and at any adjourned meeting.

How will the Chairman vote as proxy if the shareholder has not directed the Chairman how to vote?
If a shareholder appoints the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy for that shareholder on a poll, he intends to vote in favour of each of the proposed resolutions.

VOTING INFORMATION FOR CDI HOLDERS

Who may vote at the meeting?
Only those CDI holders entered in the register of CDI holders of Henderson Group plc at 6.00pm (Sydney time) on 1 May 2007 or, if this meeting is adjourned, in the register of CDI holders 48 hours before the time of any adjourned meeting, shall be entitled to provide voting instructions to CHESS Depositary Nominees Pty Limited (CDN) in respect of the number of CDIs registered in their name at that time. Changes to entries in the register of CDI holders after that time shall be disregarded in determining the rights of any CDI holders to provide voting instructions to CDN in regard to this meeting.

How may you exercise your voting rights?
By completing and submitting the Voting Instruction Form, you may either:

- direct CDN how to vote on resolutions in respect of your CDIs; or
- if you wish to attend the meeting (or want someone to attend on your behalf), instruct CDN to appoint you or your representative as proxy to vote in respect of your CDIs.

Who can be a proxy?
You may instruct CDN to appoint yourself or any other person (including the Chairman) as its proxy in respect of your CDIs. A proxy need not be a shareholder of Henderson Group plc.

Where do you send your Voting Instruction Form?
You may send your completed Voting Instruction Form:

- **by mail** to the Henderson Group Share Registry, using the enclosed reply-paid envelope or by posting it to:
  Australia: GPO Box 4578, Melbourne, VIC 8060; or
  New Zealand: Private Bag 92119, Auckland 1020.
- **by facsimile**:
  Australia: 03 9473 2118; or
  New Zealand: 09 488 8787.
- **electronically** by accessing the Henderson Group Share Registry via the Henderson Group website at **www.henderson.com.**
  To use this facility, you will need your Security Holder Reference Number which is shown on your Voting Instruction Form.
  You will be taken to have signed the Voting Instruction Form if you lodge it in accordance with the instructions on the website.

What is the due date for instructing CDN to vote on your behalf?
To instruct CDN to vote on your behalf, you will need to make sure that the Henderson Group Share Registry receives your completed Voting Instruction Form (and any necessary supporting documents) by 6.00pm (Sydney time) on Friday, 27 April 2007. If your Voting Instruction Form (and any supporting documents) is not received by then, your voting instruction will not be effective.

What is the due date for instructing CDN to appoint a proxy on your behalf?
To instruct CDN to appoint a proxy, you will need to make sure that the Henderson Group Share Registry receives your completed Voting Instruction Form (and any necessary supporting documents) by 6.00pm (Sydney time) on Tuesday, 1 May 2007. If your Voting Instruction Form (and any supporting documents) is not received by then, your proxy appointment will not be effective.

What if a Voting Instruction Form is completed under a power of attorney or other authority?
If the Voting Instruction Form is signed under a power of attorney or other authority on behalf of a CDI holder, then the attorney must make sure that either the original power of attorney or other authority, or a certified copy, is sent to Henderson Group's share registry so as to arrive by the date specified on the form unless it has previously been lodged with Henderson Group's share registrars.

A Voting Instruction Form cannot be submitted through Henderson Group's website if it is completed under a power of attorney or similar authority.

How does a CDI holder that is a company execute the Voting Instruction Form?
If the CDI holder executing the Voting Instruction Form is a company, then it must execute the Voting Instruction Form in one of the following ways:

- by having two directors or a director and a secretary of the company sign the Voting Instruction Form;
- if the company has one director who is also the secretary of the company (or the company does not have a secretary), by having that director sign it;
- by having a duly authorised officer or attorney sign the Voting Instruction Form (in which case the CDI holder must send with the Voting Instruction Form the original, or a certified copy, of the document authorising the attorney or representative); or
- if the company has a common seal, by affixing the common seal in accordance with the company's constitution.

Does a proxy have to vote?
A proxy may decide whether or not to vote on any motion.

How is a proxy to vote?
If the Voting Instruction Form:

- directs the proxy how to vote on an item of business, then the proxy may only vote on that item in the way the CDI holder directed; or
- does not direct the proxy how to vote on an item of business, then the proxy may vote as he or she thinks fit on that item.

The proxy will also have discretion to vote as he or she thinks fit on any other business which may properly come before the meeting including amendments to resolutions, and at any adjourned meeting.

How will the Chairman vote as proxy if he has not been directed how to vote?
If a CDI holder instructs CDN to appoint the Chairman of the meeting as proxy and does not direct the Chairman how to vote on an item of business, then when the Chairman votes as proxy on a poll, he intends to vote in favour of each of the proposed resolutions.

The Annual General Meeting of shareholders of Henderson Group plc (the Company) will be held at 4 Broadgate, London, EC2M 2DA, at 9.00am (London time) on Thursday, 3 May 2007 and simultaneously broadcast to the Wesley Conference Centre, 220 Pitt Street, Sydney, NSW, Australia as a satellite meeting, at 6.00pm (Sydney time) Thursday, 3 May 2007.

Items of business

Resolutions 1 to 9 set out below will be proposed as ordinary resolutions. An ordinary resolution will be passed if more than 50% of the votes cast are in favour. Resolutions 10 to 13 will be proposed as special resolutions and will be passed if more than 75% of the votes cast are in favour.

Resolution 1: Directors' Report and Accounts

To receive the accounts of Henderson Group plc for the year ended 31 December 2006 and the reports of the Directors and Auditors thereon.

Resolution 2: Report on Directors' Remuneration

To approve the Report on Directors' Remuneration for the year ended 31 December 2006.

Resolution 3: Final Dividend

To declare a final dividend for the year ended 31 December 2006 of 2.27 pence per ordinary share of 10 pence each of the Company, as recommended by the Directors.

Resolution 4: Reappointment of Existing Director

To reappoint Mr D G R Ferguson as a Director of the Company.

Resolution 5: Reappointment of Existing Director

To reappoint Mr D J S Roques as a Director of the Company.

Resolution 6: Reappointment of the Auditors

To reappoint Ernst & Young LLP as Auditors to the Company until the conclusion of the next general meeting at which accounts are laid.

Resolution 7: Remuneration of the Auditors

To authorise the Directors to agree the remuneration of the Auditors.

Resolution 8: Authority to make "political donations"

To authorise Henderson Group plc to make donations to European Union (EU) political organisations not exceeding £30,000 in total and to incur EU political expenditure not exceeding £30,000 in total, during the period beginning with the date of the 2007 Annual General Meeting and ending on the date of the 2008 Annual General Meeting. For the purposes of this Resolution, "donations", "EU political organisations" and "EU political expenditure" have the meanings given to them in Part XA of the Companies Act 1985.

Resolution 9: Authority to allot shares

That: a) the authority conferred on the Directors by Article 11 of the Company's articles of association be renewed for a period expiring on the date of the Annual General Meeting of the Company to be held in 2008 or, if earlier, on 3 August 2008 (unless previously renewed, varied or revoked by the Company in general meeting) and for that period the Section 80 amount is £29,000,000 (being the aggregate nominal amount); and b) the existing authority given to the Directors by way of the special resolution of the Company passed on 17 December 2003 be revoked by this Resolution.

Resolution 10: Limited disapplication of pre-emption rights

That: a) the power conferred on the Directors by Article 12 of the Company's articles of association be renewed for a period expiring on the date of the Annual General Meeting of the Company to be held in 2008 or, if earlier, on 3 August 2008 (unless previously renewed, varied or revoked by the Company in general meeting) and for that period the Section 89 amount is £4,400,000 (being the aggregate nominal amount); and b) the existing authority given to the Directors by way of the special resolution of the Company passed on 17 December 2003 be revoked by this Resolution.

Resolution 11: Authority to purchase own shares

That the Company be and is hereby generally and unconditionally authorised to make market purchases (within the meaning of Section 163(3) of the Companies Act 1985) of its ordinary shares of 10 pence each, subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased is 89,900,000 minus the number of shares purchased pursuant to Resolution 12;

(b) the minimum price (exclusive of expenses) which may be paid for an ordinary share is 10 pence (being the nominal value of an ordinary share);

(c) the maximum price (exclusive of expenses) which may be paid for each ordinary share is the higher of (i) an amount equal to 105% of the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the share is contracted to be purchased; and (ii) an amount equal to the higher of the price of the last independent trade of an ordinary share and the highest current independent bid for an ordinary share as derived from the London Stock Exchange Trading system (SETS);

(d) this authority shall expire at the close of the Annual General Meeting of the Company held in 2008 or 18 months from the date of this Resolution (whichever is earlier); and

(e) a contract to purchase shares under this authority may be made before this authority expires, and concluded in whole or in part after this authority expires.

Resolution 12: Contingent Purchase Contract

That the Company be and is hereby generally and unconditionally authorised (including, without limitation, for the purposes of Section 165 of the Companies Act 1985) to enter into a contingent purchase contract (within the meaning of Section 165 of the Companies Act 1985) between the Company and Credit Suisse (Australia) Limited and certain of its affiliates (Credit Suisse) as identified in the contract (a draft of which is produced to the meeting and initialled by the Chairman for the purposes of identification) (CP Contract), providing for the purchase by the Company of ordinary shares of 10 pence each converted from CHESS Depositary Interests (CDIs) substantially on the terms set out in the CP Contract, subject to the following conditions:

(a) the maximum number of ordinary shares authorised to be purchased under the CP Contract is 89,900,000 minus the number of shares purchased pursuant to Resolution 11;
(b) the minimum price (exclusive of expenses) which may be paid by Credit Suisse for each CDI is the Australian dollar equivalent of 10 pence per CDI;
(c) the maximum price (exclusive of expenses) which may be paid by Credit Suisse for each CDI is an amount which is equal to 105% of the average of closing prices for CDIs over the previous five days on which sales of CDIs were recorded on the Australian Securities Exchange;
(d) the price to be paid by the Company for a Converted Share is the price paid by Credit Suisse for the relevant CDI plus any stamp duty, stamp duty reserve tax, or other applicable transfer tax relating to CDIs purchased by Credit Suisse; and
(e) this authority shall expire at the close of the Annual General Meeting of the Company held in 2008 or 18 months from the date of this Resolution (whichever is earlier).

Resolution 13: Electronic communications

That:

(a) the Company may send or supply any document or information that is required or authorised to be sent or supplied to a member or any other person by the Company by a provision of the Companies Acts (as defined in Section 2 of the Companies Act 2006 (the Act)), or pursuant to the Company's articles of association or to any other rules or regulations to which the Company may be subject, by making it available on a website;
(b) the provisions of the Act which apply to sending or supplying a document or information required or authorised to be sent or supplied by a provision of the Companies Acts (as defined in Section 2 of the Act) by making it available on a website shall also apply, with any necessary changes, to sending or supplying any document or information required or authorised to be sent by the Company's articles of association or any other rules or regulations to which the Company may be subject by making it available on a website; and
(c) this Resolution shall supersede any provision in the Company's articles of association to the extent that it is inconsistent with this Resolution.

Notes:

Determination of entitlement to attend and vote at the meeting
The Company, pursuant to Regulation 41 of the Uncertificated Securities Regulations 2001, specifies that only those members entered in the register of members of Henderson Group plc at 6.00pm (London time) Tuesday, 1 May 2007 or, if this meeting is adjourned, in the register of members 48 hours before the time of any adjourned meeting, shall be entitled to attend and vote at the meeting in respect of the number of ordinary shares registered in their name at that time. Changes to entries in the register of members after that time shall be disregarded in determining the rights of any person to attend or vote at the meeting. CDI holders should read the voting instructions on page 4 and shareholders should read the voting instructions on page 3.

Documents available for inspection
The following documents are available for inspection during normal business hours at 4 Broadgate, London, EC2M 2DA from 27 March 2007 until the conclusion of the AGM, and will also be available for inspection at the AGM venue prior to and during the AGM itself:

i. the register of Directors' interests, together with copies of the Directors' service contracts or letters of appointment with the Company;
ii. the biographies of Directors seeking reappointment; and
iii. the CP Contract referred to in Resolution 12.

Proxies
All shareholders entitled to attend and vote are entitled to appoint a proxy or proxies to attend, speak and vote in their place. A proxy need not be a shareholder of Henderson Group plc. Please see pages 3 and 4 for further details.

Sending documents relating to the meeting to the Company
Any documents or information relating to the proceedings at the meeting may only be sent to the Company in one of the ways set out in this notice of meeting.

CHESS Depositary Nominee's Financial Services Guide
To obtain a copy of the CHESS Depositary Nominee's Financial Services Guide, go to www.asx.com.au/CDIs or phone 1300 300 279 (from Australia) if you would like one sent to you by mail.

Important Information
This document is important. If you have any doubts about the action you should take, please contact your stockbroker or financial adviser.

By Order of the Board

Steven O'Brien
Company Secretary
23 March 2007

Henderson Group plc

Registered office: 4 Broadgate, London, EC2M 2DA
Registered in England no. 2072534

EXPLANATORY NOTES

The information below is an explanation of the business to be considered at the 2007 Annual General Meeting.

Resolution 1: Directors' Report and Accounts

The Directors are required to present the following reports in respect of the financial year ended 31 December 2006 to the meeting:

- The Annual Financial Report and Accounts (which includes the financial statements); and
- The Directors' Report and the Auditors' Report.

Shareholders will be given an opportunity at the meeting to ask questions and make comments on these reports and accounts and on the business, operations and management. At the end of the discussion, shareholders will be invited to vote to receive the reports and the accounts.

Resolution 2: Report on Directors' Remuneration

The Summarised Annual Report and the Full Annual Financial Report and Accounts for the year ended 31 December 2006 contain a Report on Directors' Remuneration, which sets out the remuneration policy for the Group and reports on the remuneration arrangements in place for Executive Directors, senior management and Non-Executive Directors.

Legislation requires the Directors to lay the Remuneration Report before shareholders for approval at each Annual General Meeting. The shareholder vote will be advisory only and the Board will take the outcome of the vote into consideration when reviewing and setting the Group's remuneration policy.

Resolution 3: Final Dividend

This Resolution seeks authority for the Company to pay a final dividend to shareholders for the year ended 31 December 2006, as recommended by the Directors. If approved, the dividend will be paid on 29 May 2007.

Resolutions 4 & 5: Reappointment of Existing Directors

In accordance with our articles of association, two Directors (Duncan Ferguson and John Roques) will retire from office. Both Directors are offering themselves for reappointment to the Board.

Biographies of the Directors, setting out their qualifications and experience, are set out below.

Duncan Ferguson
MA (Cantab), FIA, DipAgSci, age 64 – Non-Executive Director since July 2004. A member of the Nomination Committee since May 2005 and of the Audit and the Remuneration Committees since June 2005.
Experience:
Non-Executive Chairman of all the life assurance subsidiaries of Resolution Group plc and a Non-Executive Director of HBOS Financial Services. Mr Ferguson's career was in senior management of insurance companies and as a consulting actuary. He was Senior Partner of Bacon & Woodrow then B&W Deloitte, from 1994 to 2003. Mr Ferguson is a Fellow of the Institute of Actuaries. He served on the Council of the Institute from 1989 to 2000 and as President from 1996 to 1998.

John Roques
CA, age 68 – Non-Executive Director since January 2004. Chairman of the Audit Committee since June 2004 and a member of the Nomination Committee since May 2005. He was appointed Senior Independent Director on 9 June 2005.
Experience:
Mr Roques is also a Non-Executive Director of BBA Aviation plc and Premier Farnell plc. He was previously Director of Chubb plc, Director of British Nuclear Fuels plc and Governor of the Health Foundation. Mr Roques spent 42 years with Deloitte & Touche (formerly Touche Ross & Co.), where he served from 1990 to 1999 as Senior Partner and Chief Executive. He is a Member of the Institute of Chartered Accountants of Scotland. He was a Member of the Financial Reporting Review Panel (1991–1994) and a Member of the Financial Reporting Council (1996–2001). He was Chairman of the Portman Building Society and also a Non-Executive Director of Towry Law plc until May 2006.

Pursuant to good corporate governance as it relates to Non-Executive Directors, the Chairman confirms that following their formal performance evaluation, the performance of Duncan Ferguson and John Roques continues to be effective and they continue to demonstrate commitment to their roles.

Resolution 6: Reappointment of the Auditors

The Companies Act in the United Kingdom requires shareholders to approve the appointment of a company's Auditors each year and the appointment runs until the conclusion of the next general meeting at which accounts are laid.

Resolution 7: Remuneration of the Auditors

This Resolution gives authority to the Directors to agree the Auditors' remuneration.

A summary of the Auditors' remuneration during 2006 is included in note 4.3 on page 48 of the Full Annual Financial Report and Accounts and on page 44 of the Summarised Annual Report.

Resolution 8: Authority to make "political donations"

It is not Henderson Group's policy for it or its subsidiaries to make political donations within the normal meaning of that expression.

However, the Political Parties, Elections and Referendums Act 2000 (the 2000 Act), which came into effect in 2001, introduced a definition of what is meant by donations to political parties and, generally, political expenditure. It also contains rules on the disclosure of such donations and expenditure, and specifically requires companies to obtain Shareholders' authorisation before making donations to, or incurring political expenditure in relation to, political organisations in the European Union (EU) above a certain level.

As a result, it may be that some of the Group's activities may fall within the wide definitions introduced by the 2000 Act and, without the necessary authorisation, the Group's ability to communicate its views effectively to political audiences and to relevant interest groups could be inhibited. Such activities may include briefings at receptions or conferences – when the Company seeks to communicate its views on issues vital to its business interests – including, for example, conferences of a trade union or party political nature or of special interest groups in financial services.

Resolution 9: Authority to allot shares

The Company last received authority to allot shares on 17 December 2003. The effect of this Resolution, if passed, is to renew the existing authority which would otherwise expire on 16 December 2008, to give the Directors authority to allot the Company's unissued shares up to an aggregate nominal amount of £29,000,000. This amount represents less than one third of the Company's issued ordinary share capital (excluding ordinary shares held in treasury (treasury shares)) as at 8 March 2007.

The Company holds 2,372,399 treasury shares of 10 pence each as at 8 March 2007. This amount represents 0.26% of the Company's issued ordinary share capital (calculated exclusive of treasury shares) as at that date.

This renewed authority would remain in force until the Annual General Meeting in 2008 or 3 August 2008, whichever is the earlier. The Board has decided to seek annual renewal of this authority in accordance with best practice.

The Board has no present intention to exercise this authority. However, renewal of this authority will ensure that the Board has flexibility in managing the Company's capital resources so that the Board can act in the best interests of shareholders generally.

Resolution 10: Limited disapplication of pre-emption rights

The Company last received authority to disapply pre-emption rights on 17 December 2003. This empowered the Company to make limited allotments of unissued equity shares of the Company or certain rights to acquire such shares (equity securities) for cash other than in accordance with statutory pre-emption rights, which require a company to first offer all allotments of equity securities for cash proportionately to existing shareholders. The effect of this special resolution, if passed, is to renew the authority given to the Directors which would otherwise expire on 16 December 2008, to allot equity securities for cash or sell treasury shares for cash on a non pre-emptive basis (a) pursuant to a rights issue, or (b) up to an aggregate nominal amount of £4,400,000, which represents less than 5% of the issued ordinary share capital (excluding treasury shares) of the Company as at 8 March 2007.

This renewed authority would remain in force until the Annual General Meeting in 2008 or 3 August 2008, whichever is the earlier. The Board has decided to seek annual renewal of this authority in accordance with best practice.

In accordance with the guidelines issued by the Association of British Insurers' Pre-emption Group, the Board confirms its intention that no more than 7.5% of the issued share capital (excluding treasury shares) will be issued for cash on a non pre-emptive basis during any rolling three-year period.

Renewal of this authority will ensure that the Board has flexibility in managing the Company's capital resources so that the Board can act in the best interests of shareholders generally.

Resolution 11: Authority to purchase own shares

The Directors consider that it may be advantageous for the Company to buy back its own shares in certain circumstances. Resolution 11, which will be proposed as a special resolution, seeks shareholders' approval of the purchase by the Company of a maximum number of shares which, taken together with any shares purchased by the Company pursuant to Resolution 12, is 89,900,000 which represents just under 10% of the Company's issued share capital (excluding treasury shares) as at 8 March 2007.

The authority sought by this resolution will expire at the end of the next Annual General Meeting or 3 November 2008, whichever is earlier.

The Directors will keep a possible buy-back of shares under review, taking into account the Company's financial position, share price and other investment opportunities. The Directors would use this authority only if they believe at the time that such purchase would be in the best interests of shareholders generally.

Any purchases of ordinary shares would be by means of market purchases. The resolution sets the maximum and minimum prices for any such purchases.

Shares purchased under this authority may be held as treasury shares. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow the Company to purchase and hold in treasury up to a maximum of 10% of the issued capital rather than cancelling those shares. Treasury shares do not carry voting rights and have no entitlement to dividends. Treasury shares may be cancelled, sold for cash or used to meet the Company's obligations under its employee share schemes. If treasury shares are used in the Company's employee share schemes then, so long as this is required under institutional guidance, the Company will treat them as if they were an issue of new shares for the purpose of meeting the antidilution limits applicable to such schemes.

Any shares purchased, but not held as treasury shares, would be cancelled.

As at 8 March 2007, there were 4,855,722 options over unissued ordinary shares in the Company outstanding under the Company's share schemes which represents 0.54% of the Company's issued capital (excluding treasury shares) at that date. If the Company was to purchase the maximum number of shares permitted under this Resolution and under Resolution 12, these options would then represent 0.60% of the Company's issued share capital (excluding treasury shares).

The proportion of shares to be bought back pursuant to each of this Resolution and Resolution 12 will be determined by the Directors in what they believe to be in the best interests of shareholders generally.

Resolution 12: Contingent Purchase Contract

The Directors consider that it may be advantageous for the Company to 'buy back' interests in its own CHESS Depositary Interests (CDIs) in certain circumstances. However, because CDIs are interests in shares, rather than shares themselves, the Companies Act 1985 (the Act) provisions which provide for a buy back of shares do not apply to CDIs. The Company, therefore, cannot buy CDIs pursuant to Resolution 11.

The Company wishes to achieve a similar result by entering into a Contingent Purchase Contract (CP Contract) with Credit Suisse (Australia) Limited and certain of its affiliates (Credit Suisse) as identified in the CP Contract. It is proposed that Credit Suisse will buy the CDIs in Australia and then convert the CDIs into shares (Converted Shares). The Company would then have an obligation to buy any Converted Shares from Credit Suisse up to a maximum amount as explained below.

Section 165 of the Act provides that a CP Contract must be approved by shareholders by special resolution. The Company seeks authority by way of a special resolution to enter into the CP Contract to buy back a maximum number of Converted Shares. The maximum number of Converted Shares which could be bought back by the Company, together with the number of shares bought back by the Company under Resolution 11, would be limited to 89,900,000 which represents just under 10% of the Company's issued share capital (excluding treasury shares) as at 8 March 2007.

Under the terms of the CP Contract, the minimum price (exclusive of expenses) which can be paid by Credit Suisse for a CDI is the Australian dollar equivalent of 10 pence per CDI and the maximum price which can be paid by Credit Suisse for a CDI is an amount (exclusive of expenses) which is equal to 105% of the average of closing prices for CDIs over the previous five days on which sales of CDIs were recorded on the Australian Securities Exchange. The price to be paid by the Company for a Converted Share is the price paid by Credit Suisse for the relevant CDI plus any stamp duty, stamp duty reserve tax, or other applicable transfer tax relating to the CDIs purchased by Credit Suisse.

The authority sought by this resolution will expire at the end of the next Annual General Meeting or 3 November 2008, whichever is earlier.

The Directors would use this authority only if they believe at the time that such purchase would be in the best interests of shareholders generally.

Converted Shares purchased under this authority may be held as treasury shares. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow the Company to purchase and hold in treasury up to a maximum of 10% of the issued capital rather than cancelling those shares. Treasury shares do not carry voting rights and have no entitlement to dividends. Treasury shares may be cancelled, sold for cash or used to meet the Company's obligations under its employee share schemes. If treasury shares are used in the Company's employee share schemes then, so long as this is required under institutional guidance, the Company will treat them as if they were an issue of new shares for the purpose of meeting the antidilution limits applicable to such schemes.

Any Converted Shares purchased, but not held as treasury shares, would be cancelled.

As at 8 March 2007, there were 4,855,722 options over unissued ordinary shares in the Company outstanding under the Company's share schemes which represents 0.54% of the Company's issued capital (excluding treasury shares) at that date. If the Company was to purchase the maximum number of Converted Shares permitted under this Resolution and under Resolution 11, these options would then represent 0.60% of the Company's issued share capital (excluding treasury shares).

A draft of the contract referred to in Resolution 12 is available for inspection by members of the Company at the Company's registered office from and including 27 March 2007 up to and including 2 May 2007 and will be available at the AGM itself.

The proportion of shares to be bought back pursuant to each of this Resolution and Resolution 11 will be determined by the Directors in what they believe to be in the best interests of shareholders generally.

Resolution 13: Electronic communications

The purpose of this special resolution is to allow the Company to take advantage of new electronic communications rules in the Companies Act 2006 Act (2006 Act) which came into force in the UK on 20 January 2007. These rules concern communications between companies, shareholders and others.

The key change made by the 2006 Act is to introduce the ability for the Company to use electronic communications with shareholders as the default position by placing documents such as the annual financial report and accounts on a website rather than having to send them in hard copy. The Company will notify shareholders, by post or by email if they have provided an email address, that the document is available on the website. Shareholders can, however, ask for a hard copy of any document at any time.

Under the 2006 Act, the Company can write to shareholders asking for their consent to receive communications via its website. The request applies to all documents including, but not limited to, the annual financial report and accounts, summary financial statements, notices of general meetings, any documents which the Company is required to send to shareholders under the Financial Services Authority's Listing Rules, the Australian Securities Exchange's Listing Rules or other rules the Company is subject to and any documents sent pursuant to the articles of association. A shareholder who does not respond within 28 days of receiving the notice will be deemed to have consented to use of the website. This is also intended to apply to communications with CDI holders to the fullest extent legally permitted, subject to any overriding local regulatory requirements.

If this Resolution is passed, the new arrangements are expected to save administrative, printing and postage costs, while preserving shareholders' rights to receive hard copy documents if they wish.

MEETING LOCATIONS

More information on how to find the meeting locations and transport links is available online – visit **www.henderson.com**



City Road
Wilson Street
Clifton Street
Appold Street
Sun Street
Liverpool Street
Henderson Group plc
4 Broadgate
London EC2M 2DA
Broadgate
Eldon Street
Liverpool Street
Moorgate
Moorgate
Finsbury Circus
Blomfield Street
Bishopsgate
London Wall



King Street
Pitt Street Mall
Castlereagh Street
Elizabeth Street
Market Street
St James
Queen Victoria Building
George Street
Pitt Street
Wesley Conference Centre
220 Pitt Street
Sydney
Park Street
Town Hall

Henderson Group plc

For shareholder queries please contact the Henderson Group Share Registry

Australia
GPO Box 4578
Melbourne Victoria 8060
Phone: 1300 137 981
+ 61 (0) 3 9415 4081
Fax: + 61 (0) 3 9473 2500
Email: henderson@computershare.com.au

United Kingdom
PO Box 82 The Pavilions
Bridgwater Road
Bristol BS99 7NH
Phone: 0800 073 3916
Fax: 0870 703 6119
Email: web.queries@computershare.co.uk

New Zealand
Private Bag 92119
Auckland 1020
Phone: 0800 888 017
Fax: + 64 (0) 9 488 8787
Email: henderson@computershare.com.au

Website
www.henderson.com

Registered office
4 Broadgate, London EC2M 2DA

Henderson Group plc

4 Broadgate, London EC2M 2DA, England
Company Registration Number: 2072534

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Proxy Form

Please read the instructions overleaf.

☐ **Appointment of Proxy**
I/We hereby appoint the Chairman of the meeting as my/our proxy – please mark 'X'

OR the following person:

[ ] ◄ Write the name of the person if this is someone other than the Chairman of the meeting. **Do not insert your own name(s).**

to attend and vote on my/our behalf at the Annual General Meeting of Henderson Group plc to be held on **3 May 2007 at 9.00am (London time)** and at any adjournment of the meeting. I/We would like my/our proxy to vote on the resolutions proposed at the meeting in accordance with the following directions. Where no direction is given, the proxy may vote as they see fit. In addition, my/our proxy can vote as they see fit, or abstain, on any other business which may properly come before the meeting, including amendments to resolutions, and at any adjournment of the meeting.

Voting directions to your proxy– please mark 'X' to indicate your directions

RESOLUTIONS	FOR	AGAINST	VOTE WITHHELD
1. To receive the Directors' Report and Accounts	☐	☐	☐
2. To approve the Report on Directors' Remuneration	☐	☐	☐
3. To declare a final dividend of 2.27 pence per share	☐	☐	☐
4. To reappoint Mr D G R Ferguson as a Director	☐	☐	☐
5. To reappoint Mr D J S Roques as a Director	☐	☐	☐
6. To reappoint Ernst & Young as Auditors	☐	☐	☐
7. To authorise the Directors to determine the Auditors' remuneration	☐	☐	☐
8. To give limited authority to make "political donations"	☐	☐	☐
9. To give limited authority to the Directors to allot shares	☐	☐	☐
10. To disapply pre-emption rights to a limited extent	☐	☐	☐
11. To authorise the Company to purchase its own shares	☐	☐	☐
12. To authorise the Company to enter into a Contingent Purchase Contract	☐	☐	☐
13. To approve new electronic communications provisions	☐	☐	☐

Signature– please sign in the box below   Date

PIN	SRN
	C1234567890

In the case of joint holdings, any one joint holder may sign to appoint a proxy.

C 7 3 1   HHU

0000X0000000000000   10000A   11C798 P01

Notes to the Proxy Form

1. Registered shareholders or their proxies have the right to attend, speak and vote at the Annual General Meeting. If you are unable to attend in person, you may appoint one or more proxies to attend, speak and vote on your behalf. A proxy need not also be a shareholder of Henderson Group plc. If you are submitting your Proxy Form by post and you wish to appoint a proxy other than the Chairman of the meeting, you must insert the name of your proxy in the space provided overleaf, complete your voting directions, sign and date the form and return it to the Henderson Group Share Registry in the envelope provided. If you do not insert a name in the space provided, the Chairman of the meeting will act as your proxy at the meeting.

   Alternatively, you may submit your proxy voting instructions by one of the other methods explained in notes 8 and 9 below.

2. The 'vote withheld' option overleaf is provided to enable you to abstain on any particular resolution. However, it is not a vote in law and will not be counted in the calculation of the proportion of votes 'For' and 'Against' a resolution.

3. Your proxy may vote as he or she chooses on any resolution for which you have not given an instruction and on any further or amended resolution.

4. In the case of joint holders appointing a proxy, any one holder may sign the proxy appointment. In the case of a corporation, this form must be under seal or signed by an officer or other duly authorised person (refer to the instructions on page [3] of the Notice of Meeting).

5. Where shares are held jointly, and more than one of the joint shareholders votes, only the vote of the senior shareholder who tenders a vote will be valid. Seniority is determined by the order in which the names appear on the register of shareholders.

6. You are entitled to appoint one or more persons as proxies to attend, speak and vote on a poll at the meeting. If you wish to appoint more than one proxy, copy this form. On each form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise your votes in equal proportions. Return all forms in the same envelope.

7. To be valid, your proxy vote must be received by the Henderson Group Share Registry, at The Pavilions, Bridgwater Road, Bristol BS13 8FB, England, no later than 9.00am (London time), Tuesday, 1 May 2007.

8. If you would like to submit your proxy vote electronically, you can do so via Henderson Group's website, **www.henderson.com.** You will require your unique PIN and Shareholder Reference Number. Both these numbers are shown on the front of this form. The PIN will expire at the end of the voting period.

9. If you are a CREST system user (including a CREST personal member) you can appoint one or more proxies or give an instruction to a proxy by having an appropriate CREST message transmitted. To appoint a proxy or to give an instruction to a proxy (whether previously appointed or otherwise) via the CREST system, the CREST message must be received by Computershare (ID number 3RA50) not later than 48 hours before the time appointed for holding the meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp generated by the CREST system) from which Computershare is able to retrieve the message. CREST personal members or other CREST sponsored members should contact their CREST sponsor for assistance with appointing proxies via CREST. For further information on CREST procedures, limitations and systems timings, please refer to the CREST manual. Henderson Group may treat as invalid a proxy appointment sent by CREST in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

10. Any document or information relating to proxies at the meeting may only be sent in one of the ways set out in these Notes.

You can submit your proxy vote in the following ways:

By post – return this form in the reply-paid envelope provided or post it to: The Pavilions, Bridgwater Road, Bristol BS13 8FB, England

Online – via **www.henderson.com** – see note 8 above. You can lodge your proxy vote using the internet 24 hours a day, seven days a week.

CREST Via CREST message – see note 9 above.

Henderson Group plc

Record and payment dates

02 April 2007

Henderson Group plc wishes to confirm the timetable for its proposed final dividend for the year ended 31 December 2006. This includes the dates when the processing of requests by holders of CHESS Depositary Interests (CDIs) to convert CDIs into ordinary shares, or by ordinary shareholders to convert ordinary shares into CDIs, will be suspended.

On 28 February 2007, the Directors announced their recommendation to pay a final dividend in respect of the year ended 31 December 2006 of 2.27 pence* per ordinary share. Payment of this dividend is subject to approval by shareholders at the Annual General Meeting to be held on 3 May 2007.

The timetable is as follows:

Last date for processing requests by CDI holders to convert CDIs into ordinary shares or by ordinary shareholders to convert ordinary shares into CDIs before the payment of dividend	Thu 19 April
CDIs commence trading on the ASX on an ex-dividend basis	Fri 20 April
Ordinary shares commence trading on the LSE on an ex-dividend basis	Wed 25 April
Record date for dividend	Fri 27 April
Processing recommences for requests by CDI holders to convert CDIs into ordinary shares and by ordinary shareholders to convert ordinary shares into CDIs	Wed 30 April
Dividend payment date	Tue 29 May

*For CDI holders, the A$ or the NZ$ equivalent will be confirmed on the record date.

Henderson Group plc
4 Broadgate
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

For further information:

www.henderson.com or

Mav Wynn
Head of Investor Relations
mav.wynn@henderson.com

Henderson Group plc

Update of number of securities quoted on ASX, Voting Rights and Capital

2 April 2007

The attached form provides an update to the number of CDIs quoted on the ASX and the net transfers to the CDI register during March 2007.

In conformity with Rule 5.6.1 of the UK Disclosure and Transparency Rules we would also like to notify the market of the following:

At 31 March 2007, Henderson Group plc's capital consisted of 902,158,366 shares with voting rights. Henderson Group plc holds 2,372,399 shares in Treasury.

Therefore, the total number of voting rights in Henderson Group plc was 899,785,967 as at 31 March 2007.

The above figure, 899,785,967, may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Henderson Group plc under the FSA's Disclosure and Transparency Rules.

Henderson Group plc
4 Broadgate,
London EC2M 2DA
Registered in England
No. 2072534
ABN 30 106 988 836

Rule 2.7, 3.10.3, 3.10.4, 3.10.5

Appendix 3B

New issue announcement,

application for quotation of additional securities

and agreement

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 1/7/96. Origin: Appendix 5. Amended 1/7/98, 1/9/99, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003.

Name of entity

Henderson Group plc

ABN

30 106 988 836

We (the entity) give ASX the following information.

Part 1 - All issues

You must complete the relevant sections (attach sheets if there is not enough space).

1	+Class of +securities issued or to be issued	CHESS Depositary Interests (CDIs)
2	Number of +securities issued or to be issued (if known) or maximum number which may be issued	591,310,658 At 28 February 2007 4,156,220 Net transfers 595,466,878 At 31 March 2007
3	Principal terms of the +securities (eg, if options, exercise price and expiry date; if partly paid +securities, the amount outstanding and due dates for payment; if +convertible securities, the conversion price and dates for conversion)	CDIs over fully paid ordinary shares quoted on the London Stock Exchange (LSE)

+ See chapter 19 for defined terms.

4	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	Yes
5	Issue price or consideration	N/A
6	Purpose of the issue (If issued as consideration for the acquisition of assets, clearly identify those assets)	Net transfers of securities between CDIs and ordinary shares listed on LSE
7	Dates of entering +securities into uncertificated holdings or despatch of certificates	Various dates during March 2007

		Number	+Class
8	Number and +class of all +securities quoted on ASX (*including* the securities in clause 2 if applicable)	595,466,878	CDIs

+ See chapter 19 for defined terms.

		Number	+Class
9	Number and +class of all +securities not quoted on ASX (*including* the securities in clause 2 if applicable)	902,158,366	Fully paid ordinary shares quoted on the LSE

10	Dividend policy (in the case of a trust, distribution policy) on the increased capital (interests)	Same as existing securities

Part 2 - Bonus issue or pro rata issue

11	Is security holder approval required?	
12	Is the issue renounceable or non-renounceable?	
13	Ratio in which the +securities will be offered	
14	+Class of +securities to which the offer relates	
15	+Record date to determine entitlements	
16	Will holdings on different registers (or subregisters) be aggregated for calculating entitlements?	
17	Policy for deciding entitlements in relation to fractions	
18	Names of countries in which the entity has +security holders who will not be sent new issue documents Note: Security holders must be told how their entitlements are to be dealt with. Cross reference: rule 7.7.	
19	Closing date for receipt of acceptances or renunciations	

+ See chapter 19 for defined terms.

20	Names of any underwriters	
21	Amount of any underwriting fee or commission	
22	Names of any brokers to the issue	
23	Fee or commission payable to the broker to the issue	
24	Amount of any handling fee payable to brokers who lodge acceptances or renunciations on behalf of +security holders	
25	If the issue is contingent on +security holders' approval, the date of the meeting	
26	Date entitlement and acceptance form and prospectus or Product Disclosure Statement will be sent to persons entitled	
27	If the entity has issued options, and the terms entitle option holders to participate on exercise, the date on which notices will be sent to option holders	
28	Date rights trading will begin (if applicable)	
29	Date rights trading will end (if applicable)	
30	How do +security holders sell their entitlements *in full* through a broker?	
31	How do +security holders sell *part* of their entitlements through a broker and accept for the balance?	

+ See chapter 19 for defined terms.

32 How do +security holders dispose of their entitlements (except by sale through a broker)?	
33 +Despatch date	

Part 3 - Quotation of securities

You need only complete this section if you are applying for quotation of securities

34 Type of securities
(*tick one*)

(a) X Securities described in Part 1

(b) All other securities

Example: restricted securities at the end of the escrowed period, partly paid securities that become fully paid, employee incentive share securities when restriction ends, securities issued on expiry or conversion of convertible securities

Entities that have ticked box 34(a)

Additional securities forming a new class of securities

Tick to indicate you are providing the information or documents

35 If the +securities are +equity securities, the names of the 20 largest holders of the additional +securities, and the number and percentage of additional +securities held by those holders

36 If the +securities are +equity securities, a distribution schedule of the additional +securities setting out the number of holders in the categories
1 - 1,000
1,001 - 5,000
5,001 - 10,000
10,001 - 100,000
100,001 and over

37 A copy of any trust deed for the additional +securities

+ See chapter 19 for defined terms.

Entities that have ticked box 34(b)

38	Number of securities for which +quotation is sought	
39	Class of +securities for which quotation is sought	
40	Do the +securities rank equally in all respects from the date of allotment with an existing +class of quoted +securities? If the additional securities do not rank equally, please state: • the date from which they do • the extent to which they participate for the next dividend, (in the case of a trust, distribution) or interest payment • the extent to which they do not rank equally, other than in relation to the next dividend, distribution or interest payment	
41	Reason for request for quotation now Example: In the case of restricted securities, end of restriction period (if issued upon conversion of another security, clearly identify that other security)	

42 Number and +class of all +securities quoted on ASX (*including* the securities in clause 38)

Number	+Class

+ See chapter 19 for defined terms.

Quotation agreement

1 +Quotation of our additional +securities is in ASX's absolute discretion. ASX may quote the +securities on any conditions it decides.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law and is not for an illegal purpose.

- There is no reason why those +securities should not be granted +quotation.

- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.
  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 737, 738 or 1016F of the Corporations Act at the time that we request that the +securities be quoted.

- We warrant that if confirmation is required under section 1017F of the Corporations Act in relation to the +securities to be quoted, it has been provided at the time that we request that the +securities be quoted.

- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from or connected with any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document not available now, will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relying on the information and documents. We warrant that they are (will be) true and complete.

Sign here: .... Date: 2 April 2007...........
(~~Director~~/Deputy Company Secretary)

Print name: Wendy King

== == == == ==

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nicholas Toby Hiscock
Date of last notice	12 May 2006

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of Options in accordance with the Henderson Group Plc Long Term Incentive Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Henderson Group plc Long Term Incentive Plan ('LTIP')
Nature of interest	Additional Performance share award granted in accordance with the Henderson Group plc Long Term Incentive Plan.
Name of registered holder (if issued securities)	N/A
Date of change	2 March 2007, being the date of grant of the award
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	Additional Performance Share Award granted in accordance with the Henderson Group plc Long Term Incentive Plan ('LTIP'). The Award is exercisable only if certain conditions are met, including Henderson Group plc's Total Shareholder Return when compared to companies in its comparator group (as defined in the LTIP). The number of shares that vest will depend on the extent to which the performance conditions are satisfied. The number of shares awarded is 375,000.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	See 'Interest acquired' above. There is no consideration for the grant of the award.
Interest after change	N/A

+ See chapter 19 for defined terms.

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	**Henderson Group plc**
ABN	**30 106 988 836**

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Roger Philip Yates
Date of last notice	12 May 2006

Part 1 - Change of director's relevant interests in securities
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	
Date of change	
No. of securities held prior to change	
Class	
Number acquired	
Number disposed	
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	
No. of securities held after change	

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Grant of Options in accordance with the Henderson Group Plc Long Term Incentive Plan

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	The Henderson Group plc Long Term Incentive Plan ('LTIP')
Nature of interest	Performance share award granted in accordance with the Henderson Group plc Long Term Incentive Plan.
Name of registered holder (if issued securities)	N/A
Date of change	2 March 2007, being the date of grant of the award
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	Performance Share Award granted in accordance with the Henderson Group plc Long Term Incentive Plan ('LTIP'). The Award is exercisable only if certain conditions are met, including Henderson Group plc's Total Shareholder Return when compared to companies in its comparator group (as defined in the LTIP). The number of shares that vest will depend on the extent to which the performance conditions are satisfied. The amount of the award is 1,070,000.
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	See 'Interest acquired' above. There is no consideration for the grant of the award.
Interest after change	N/A

+ See chapter 19 for defined terms.

END